

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E 4-5-07



07050077

April 6, 2007

Brian J. Henchey
Baker Botts L.L.P.
2001 Ross Avenue
Dallas, TX 75201-2980

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/6/07

Re: Centex Corporation

Dear Mr. Henchey:

This is in regard to your letter dated April 5, 2007 concerning the shareholder proposal submitted by the General Board of Pension and Health Benefits of the United Methodist Church for inclusion in Centex's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Centex therefore withdraws its March 19, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.


RECD S.E.C.
APR 2 0 2007
1086

Sincerely,

Ted Yu
Special Counsel

cc: Daniel P. Nielsen
Manager, Socially Responsible Investing
General Board of Pension and Health Benefits
of the United Methodist Church
1201 Davis Street
Evanston, IL 60201-4118

PROCESSED
APR 3 0 2007
THOMSON
FINANCIAL

BAKER BOTTS LLP

2001 ROSS AVENUE
DALLAS, TEXAS
75201-2980

TEL +1 214.953.6500
FAX +1 214.953.6503
www.bakerbotts.com

BY HAND DELIVERY

Brian Henchey
TEL +1 214-953-6576
FAX +1 214-661-4576
brian.henchey@bakerbotts.com

April 5, 2007

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 05 2007
WASH, D.C.
161
SECTION

Ladies and Gentlemen:

On March 19, 2007, Centex Corporation (the "**Company**") submitted to the Commission a no-action letter pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 regarding the Company's intention to omit from its proxy statement for its 2007 annual meeting of stockholders a sustainability-related shareholder proposal (the "**Proposal**") submitted by the General Board of Pension and Health Benefits of the United Methodist Church (the "**General Board**") under cover of a letter dated February 5, 2007. The Company and the General Board have reached an agreement whereby the General Board has withdrawn the Proposal. A copy of the letter from the General Board confirming the withdrawal is attached hereto. Consequently, the Company hereby withdraws its no-action request with respect to the Proposal effective immediately.

Please call the undersigned at (214) 953-6576 if you should have any questions or need additional information.

Sincerely,



Brian J. Henchey

Enclosure

cc: Paul Johnston
(Centex Corporation)

Daniel P. Nielson
(The General Board of Pension and Health Benefits of the United Methodist Church)

DAL02:483674.1



GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve
1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

VIA E-MAIL AND U.S. MAIL

April 4, 2007

Paul M. Johnston
Vice President and Corporate Counsel
Centex Corporation
P.O. Box 199000
Dallas, TX 75219-9000

Re: 2007 Stockholder Proposal – Sustainability Report

Dear Paul,

I am in receipt of your letter dated April 4, 2007 in which you articulate Centex's commitment to publish a "citizenship" report during fiscal year 2008 and in which you list the topics that the report is expected to cover. Based upon this commitment and your willingness to discuss Centex's progress with the General Board as you develop the report, the General Board of Pension and Health Benefits of the United Methodist Church formally withdraws the sustainability report resolution that it submitted for consideration at Centex's 2007 annual meeting.

I look forward to learning more about Centex's policies and initiatives with regards to corporate sustainability, and I appreciate your commitment to improved disclosure.

With best regards,

Daniel P. Nielsen
Manager, Socially Responsible Investing

BAKER BOTTS LLP

2001 ROSS AVENUE
DALLAS, TEXAS
75201-2980

TEL +1 214.953.6500
FAX +1 214.953.6503
www.bakerbotts.com

AUSTIN
DALLAS
DUBAI
HONG KONG
HOUSTON
LONDON
MOSCOW
NEW YORK
RIYADH
WASHINGTON

RECEIVED
2007 MAR 19 PM 4:50
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 19, 2007

Brian J. Henchey
TEL +1 214.953.6576
FAX +1 214.661.4576
brian.henchey@bakerbotts.com

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: *Shareholder Proposal of the General Board of Pension and Health Benefits of the United Methodist Church*
Securities Exchange Act Rule 14a-8

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we hereby give notice on behalf of Centex Corporation, a Nevada corporation (the "**Company**"), of the Company's intention to omit from its proxy statement and form of proxy for its 2007 annual meeting of stockholders (collectively, the "**2007 Proxy Materials**") a shareholder proposal and statement in support thereof (the "**Proposal**") submitted to the Company by the General Board of Pension and Health Benefits of the United Methodist Church (the "**Proponent**") under the cover of letter dated February 5, 2007. A copy of the Proposal is attached hereto as Exhibit A.

The Company expects to file the definitive 2007 Proxy Materials with the Commission on or about June 8, 2007. Accordingly, as contemplated by Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which the Company expects to file the definitive 2007 Proxy Materials.

Pursuant to Rule 14a-8(j), we are enclosing herewith six copies of each of this letter and the accompanying exhibit. In accordance with Rule 14a-8(j) and the instructions contained in the letter accompanying the Proposal, a copy of this submission is being forwarded simultaneously to the Proponent. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by the Company as to all factual matters set forth herein.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "**Staff**"). Accordingly, we are taking this opportunity to inform the Proponent that if it elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that the Company's board of directors issue a sustainability report to shareholders, "at reasonable cost, and omitting proprietary information," by January 31, 2008. In addition, the Proposal includes a supporting statement which provides that the report should include "a company-wide review of policies, practices, and indicators related to measuring long-term social and environmental sustainability." The Proposal also recommends specific guidelines to be used by the Company to prepare the report, namely the Global Reporting Initiative's Sustainability Reporting Guidelines.

DISCUSSION

As set forth more fully below, the Company believes that it may properly omit the Proposal from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the conduct of the Company's ordinary business operations.

Central to the Proposal's request for a company-wide review of the long-term social and environmental policies of the Company is an internal analysis of the risks and benefits involved in the Company's decision-making processes in these areas. Indeed, integral to the Proposal's concept of sustainability is an analysis of risk--the introductory statement of the Proposal, when defining "sustainability," speaks in terms of "embracing opportunities" and "managing risks" which derive from economic, environmental and social developments. Further, the Proposal emphasizes that "'[c]orporate sustainability leaders achieve long-term shareholder value by gearing their strategies and management to harness the market's potential for sustainability products and services <u>while at the same time successfully reducing and avoiding sustainability costs and risks</u>'" (emphasis added).

In 2005, the Staff issued SLB 14C to allow companies to better assess whether shareholder proposals related to environmental or public health issues may be excluded from proxy materials under Rule 14a-8(i)(7). Specifically, in Section D.2. of SLB 14C, the Staff stated:

> "To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7)."

As a general matter, the Staff has consistently allowed exclusion of proposals seeking detailed information on a company's assessment of the risks and benefits of aspects of its business operations which do not raise significant policy issues and instead delve into the minutiae and details of the ordinary conduct of business. In The Dow Chemical Co. (February 23, 2005), the Staff concurred that the company could exclude a proposal requesting a report describing the reputational and financial impact of an environmental policy on Rule 14a-8(i)(7) grounds because it related to the company's ordinary business operations (*i.e.*, evaluation of risks and liabilities). In The Dow Chemical Co. (February 13, 2004), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a proposal requesting a report related to certain toxic substances, including "the reasonable range of projected costs of remediation or liability." In concurring with the exclusion of the proposal, the Staff noted that it related to an evaluation of risks and liabilities. See also Willamette Industries, Inc. (March 20, 2001) (excluding a proposal related to a request for a report on environmental problems, including "an estimate of worst case financial exposure due to environmental issues for the next ten years"); Potlatch Corp. (February 13, 2001) (excluding a proposal related to a request for a report that was to include an assessment of environmental risks).

The focus on risk and benefits addressed in the Proposal distinguishes it from the proposals in Dean Foods Company (March 25, 2005) and Wendy's International, Inc. (February 10, 2005). In Dean Foods Company and Wendy's International, Inc., the Staff did not allow the exclusion of a shareholder proposal requesting a sustainability report; however, neither of the proposals placed as much focus on the risk and benefit assessment inherent in the company-wide review of the policies and procedures relating to social and environmental sustainability. More specifically, the proposals did not include the Dow Jones quotation indicating that sustainability is about "managing risks," and encouraging "sustainability leaders to gear their strategies and management" towards harnessing the "potential of sustainability products and services" and reducing and avoiding "sustainability costs and risks."

Further, the Proposal, by requesting disclosure related to the Company's social and environmental performance, is so broad that it could be interpreted to require disclosure related to any and all areas of the Company's ordinary business. While it is unclear exactly what the subject matter of the report would include, it will likely relate to employment, environmental, supplier, financial performance and other matters, all areas in which the decision-making should be left to management. Such areas touch upon tasks which are "so fundamental to management's ability to run a company on a day-to-day basis" that direct stockholder oversight is unwarranted. In addition, the report attempts to put the stockholders in the place of management, allowing them to "micro-manage" decisions and make judgments on a wide range of complex matters involved in determining the policies and practices of the Company.

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that deals with matters relating to a company's "ordinary business" operations. In 1998, the Commission clarified that the policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998). The Commission described the two "central considerations" underpinning the exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. *Id.* The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which the shareholders, as a group, would not be in a position to make an informed judgment." *Id.* In addition, the Staff has indicated that where a proposal requests a report on a specific aspect of the registrant's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of ordinary business operations. Where it does, such proposal, although only requiring the preparation of a report, will be excludable. SEC Release No. 34-20091 (August 16, 1983). The Staff has also historically taken the position that where a part of the proposal relates to ordinary business, the entire proposal may be excluded even though "the proposal appears to address matters outside the scope of ordinary business." See E*Trade Group, Inc. (October 31, 2000).

* * *

Staffs Use of Facsimile Numbers for Response

Pursuant to Staff Legal Bulletin 14C, in order to facilitate transmission of the Staff's response to our request during the highest volume period of the shareholder proposal season, our facsimile number is (214) 661-4576 and the Proponent's facsimile number is (847) 475-5061 (The General Board of Pension and Health Benefits of the United Methodist Church).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if the Company excludes the Proposal from its 2007 Proxy Materials. If the Staff does not concur with the positions of the Company discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response. In addition, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

Please call the undersigned at (214) 953-6576 if you should have any questions or need additional information. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it to our messenger.

Sincerely,



Brian J. Henchey

Enclosures

cc: Paul Johnston
Vice President and Corporate Counsel
Centex Corporation
2728 North Harwood
Dallas, Texas 75201-1516
Fax: (214) 981-6975

Daniel P. Nielson
Manager, Socially Responsible Investing
The General Board of Pension and Health Benefits of the United Methodist Church
1201 Davis Street
Evanston, Illinois 60201-4118

EXHIBIT A



GENERAL BOARD OF PENSION AND HEALTH BENEFITS
OF THE UNITED METHODIST CHURCH

Caring For Those Who Serve
1201 Davis Street
Evanston, Illinois 60201-4118
847-869-4550
www.gbophb.org

February 5, 2007

James R. Peacock III
Vice President, Deputy General Counsel, and Secretary
Centex Corporation
2728 N. Harwood
Dallas, Texas 75201

Dear Mr. Peacock:

The General Board of Pension and Health Benefits is the beneficial owner of 112,968 shares of Centex stock. I am filing the enclosed shareholder proposal for consideration and action at your 2007 Annual Meeting. In brief, the proposal requests Centex to provide a sustainability report regarding environmental, social, and governance issues. Per Regulation 14A-12 of the Securities and Exchange Commission (SEC) Guidelines, please include our proposal in the proxy statement.

In accordance with SEC Regulation 14A-8, the General Board has continuously held Centex shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership is enclosed. It is the General Board's intent to maintain ownership of Centex stock through the date of the 2007 Annual Meeting.

The General Board feels that Centex has a responsibility to shareholders and other stakeholders to report on the environmental and social impacts of its business and on how environmental and social issues affect our company. This includes, but is not limited to, issues related to how Centex homes are constructed and used, impacts on surrounding landscapes, engagement with local communities, and workforce training and diversity. In addition, including metrics related to social and environmental performance provides important information to shareholders and stakeholders concerning the long-term sustainability of our company.

The General Board remains open to discussing these issues with Centex. Please feel free to contact me at daniel_nielsen@gbophb.org or by phone at 847-866-4592 if you have questions or comments regarding this proposal.

Sincerely,

Daniel P. Nielsen
Manager, Socially Responsible Investing

Sustainability Report
2007 – Centex Corporation

WHEREAS:
Investors increasingly seek disclosure of companies' environmental and social practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to generate incremental financial returns, be more stable during turbulent economic and political conditions, and enjoy long-term business success.

Sustainability refers to endeavors that meet present needs without impairing the ability of future generations to meet their own needs. According to Dow Jones, "Corporate Sustainability is a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental, and social developments. Corporate sustainability leaders achieve long-term shareholder value by gearing their strategies and management to harness the market's potential for sustainability products and services while at the same time successfully reducing and avoiding sustainability costs and risks." (http://www.sustainability-index.com/htmle/sustainability/ corpsustainability.html)

We believe that improved reporting on environmental, social, and governance issues will strengthen our company and the people it serves. Furthermore, we believe this information is necessary for making well-informed investment decisions as it speaks to the vision and stewardship of management and can have significant impacts on our company's reputation and on shareholder value.

Globally, over 2,000 companies produce reports on sustainability issues (www.corporateregister.com).

The GE 2006 Citizenship Report provides a compelling rationale for sustainability reporting: "Investors are increasingly interested in evaluating companies based on a broader set of criteria than just financial performance... The strength of reputation, trust in brand and governance, and the ability to perform as a good corporate citizen, all impact GE's valuation and shape the perception of the Company's worth. In fact, according to a recent study, 70% of institutional asset managers believe the Company's citizenship factors will be part of mainstream analysis in the next 3 to 10 years... GE's focus is on providing transparent communications relating to the Company's citizenship performance."

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by January 31, 2008.

Supporting Statement
The report should include Centex's definition of sustainability, as well as a company-wide review of policies, practices, and indicators related to measuring long-term social and environmental sustainability.

We recommend that Centex use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights, and labor communities. Almost 1,000 companies use or consult the Guidelines for sustainability reporting.



Mellon Trust

February 5, 2007

Vidette Bullock Mixon
General Board of Pension and Health Benefits
Of the United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Ms. Bullock Mixon:

This letter is in response to a request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church have continuously owned shares of Centex Inc. stock since December 31, 2005 and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-6104 with any questions.

Sincerely,

Jules Selia
Service Delivery Officer
Mellon Trust

END